July 24, 2007

[Skadden, Arps, Slate, Meagher & Flom LLP]

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs, Assistant Director

Re:	VMware, Inc.

Amendment No. 2 to the Registration Statement on Form S-1

Filed July 9, 2007

File No. 333-142368

Registration Statement on Form S-4

Filed July 9, 2007

File No. 333-144424

Schedule TO-I

Filed July 9, 2007

File No. 005-38034

Dear Ms. Jacobs:

On behalf of our client, VMware, Inc. (the “Company”), we are hereby responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 20, 2007 (the “Comment Letter”), in connection with the above-captioned registration statements and Schedule TO-I. Page references contained in the Company’s responses are to Amendment No. 3 to the registration statement on Form S-1 (the “Registration Statement”), which is being filed simultaneously with this response. For convenience of reference, each of the Staff’s comments is reproduced below in italics and has been numbered to correspond with the comments in the Comment Letter. For the convenience of the Staff, we have also sent to you paper copies of this letter and marked copies of the Registration Statement and the registration statement on Form S-4.

Barbara C. Jacobs

United States Securities and Exchange Commission

July 24, 2007

Form S-1/A

General

1.	To the extent that you revise the Form S-1 in response to our comments, ensure that similar revisions are made, as appropriate, to your registration statement on Form S-4.

Company Response:

The Company acknowledges the Staff’s comment and, to the extent that the Company has revised the Form S-1 in response to the Staff’s comments, the Company will ensure that similar revisions are made, as appropriate, to the Company’s registration statement on Form S-4.

2.	We are currently reviewing your confidential treatment application. Comments will be provided under separate cover.

Company Response:

The Company acknowledges that the Staff may provide comments with respect to the Company’s confidential treatment application under separate cover.

Cover

3.	Please refer to prior comment 2 from our letter dated June 29, 2007. You state that you have “designated” all 12 underwriters named on the cover page as bookrunners or co-managers for the offering. Please supplementally tell us the nature of your contractual obligation with each underwriter and the specific duties being performed by each underwriter with respect to this offering. We believe that the plain English principles and Item 501(b)(8) requirements limit cover page disclosure to only those underwriters acting in a leadership or management capacity, rather than all participants designated as such by the registrant. As previously requested, please ensure that only the lead or managing underwriter(s) are identified on the prospectus cover page or provide us with a comprehensive analysis as to why all 12 underwriters qualify for identification here.

Company Response:

The Company has revised the cover page of the prospectus to include only the underwriters that it considers to be the managing underwriters of the transaction. The six underwriters currently named are distinguished from all of the other underwriters by their responsibilities for assisting and consulting with the Company on the preparation of the transaction documentation, structuring of the offer, building the order book or pricing the transaction. In exchange for these services, the Company anticipates those six underwriters together will underwrite a disproportionately large percentage of the

Barbara C. Jacobs

United States Securities and Exchange Commission

July 24, 2007

offering and will receive proportionate compensation. In addition, we note that while only three underwriters are named as “representatives” in the underwriting agreement, that designation is merely an administrative convenience among the underwriters for expediting the decision making process if the underwriters should need to exercise their rights or take actions under the underwriting agreement. That designation does not define or limit the Company’s ability to instruct a larger group of banks to assist in the management of the offering.

Summary, page 1

Exchange Offer, page 5

4.	Please update this section to disclose the early commencement of the exchange offer.

Company Response:

The Company has revised its disclosure on pages 5 and 92 of the Registration Statement to disclose the early commencement of the exchange offer.

5.	We note that the Company’s discussion of the exchange offer assumes a weighted average trading price of $18.00 per share for EMC’s stock, which you indicate is indicative of the recent trading prices of EMC stock. Tell us if the Company intends to revise these disclosures in future amendments for changes in the trading price of EMC’s stock. In this regard, we note based on recent trading prices of EMC’s common stock that the current average trading price is in the above $19.00 range.

Company Response:

The Company has revised the disclosure on pages 5, 6, 9, 45 and 92 of the Registration Statement to use the two-day weighted average trading price of EMC stock for July 19 and July 20, 2007 in calculations that assume a weighted average trading price of EMC stock. In future amendments, to the extent the two-day weighted average trading price of EMC stock changes significantly from the current two-day average, the Company will update the calculations, as applicable.

6.	We note your disclosures on page 5 where you provide supplemental pro forma diluted earnings per share amounts that take into consideration (a) the issuance of 37,950,000 Class A common shares in this offering, (b) the issuance of 9,500,000 shares to Intel and (c) the consummation of the exchange offer assuming 100% of all the options and shares are exchanged. Considering the diluted earnings per calculations assumes 100% of the EMC options and restricted shares are converted into VMware options and restricted shares, then please explain why your supplemental pro forma basic and diluted earnings per share calculations are the same. Please provide the calculations that support your disclosures.

Barbara C. Jacobs

United States Securities and Exchange Commission

July 24, 2007

Company Response:

The Company supplementally advises the Staff that the calculation of the amount for basic and diluted earnings per share is the same because the dilutive effect of the incremental number of outstanding dilutive options resulting from the exchange was not sufficient to change the calculation of diluted earnings per share. Using the exchange ratio specified in the S-1 based on an EMC stock price of $19.54 and a VMware stock price of $24.00, the calculation of basic and diluted earnings per share was as follows:

	Three Months Ended March 31, 2007	Year Ended December 31, 2006
VMware GAAP net income	$41,080	$85,890
Pro forma adjustments:
Incremental stock based compensation	(238)	(2,348)

Pro forma net income	$40,842	$83,542

Weighted average shares-basic:
GAAP	332,500	332,500
Intel shares	9,500	9,500
IPO shares	37,950	37,950

Pro forma shares	379,950	379,950

Pro forma EPS	$0.11	$0.22

Weighted average shares-diluted:
GAAP	332,500	332,500
Intel shares	9,500	9,500
IPO shares	37,950	37,950
Incremental dilutive shares from exchange	5,505	6,045

Pro forma shares	385,455	385,995

Pro forma EPS	$0.11	$0.22

Barbara C. Jacobs

United States Securities and Exchange Commission

July 24, 2007

7.	We note that your calculations of supplemental pro forma basic and diluted earnings per share on page 5 assume the sale of the over-allotment shares in this offering. We assume that this is to demonstrate to potential investors the most dilutive impact the exchange offer could pose to earnings per share. You should revise your disclosure to note that this assumption varies from the assumptions placed on other similar calculations in the prospectus and the reason(s) for varying such assumption.

Company Response:

The Company has updated its disclosure in the first paragraph on page 6 of the Registration Statement to note that, as opposed to other examples in Registration Statement, the Company has assumed the sale of the over-allotment shares in the offering in the calculations of supplemental pro forma basic and diluted earnings per share in order to demonstrate to potential investors the maximum amount of dilution that may occur as a result of the initial public offering and the exchange offer.

Recent Developments, page 6

8.	Revise to include a discussion of the options and restricted stock units issued in June and July 2007 and the approximate impact on the Company’s future results of operations.

Company Response:

The Company has revised its disclosure under “Recent Developments” on pages 6 and 7 of the Registration Statement to include a discussion of the options and restricted stock units issued in June and July 2007 and the approximate impact on the Company’s future results of operations.

Use of Proceeds, page 33

9.	Please refer to prior comment 6 from our letter dated June 29, 2007. We note your revised disclosure on page 33. However, we continue to believe that your disclosure regarding the purpose for the $800 million dividend payment to EMC and the manner in which the amount of this dividend was calculated should be disclosed to investors to provide them sufficient information to evaluate the use of proceeds. Please revise or advise.

Company Response:

The Company has revised its disclosure in the penultimate paragraph of page 34 of the Registration Statement to provide further information regarding the purpose of the dividend and the manner in which the amount of the dividend was calculated.

Barbara C. Jacobs

United States Securities and Exchange Commission

July 24, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Annual Operations, page 45

10.	We have reviewed your response to prior comments 9 and 10 and your revisions on page 46 and 52 of your registration statement regarding the changes in your license revenues. We note in your response that you do not have sufficient systems to “look through” the channel to determine the make up of its end-user customers. Note that our reference to new and existing customers refers to sales to channel partners and sales directly to end users. In this regard, we note in your disclosure that the number of indirect channel partners increased for each period presented. Revise to provide quantification of the changes in revenue as it relates to the new channel partners for each period presented. Furthermore, we note that a “significant majority” of the increase in license revenues in 2005 and 2006 resulted from increased sales volumes through your existing direct channel partners. Revise to quantify the increase in sales volumes and the revenues attributable to your direct channel partners for each period presented.

Company Response:

The Company has revised its disclosure on pages 48 and 54 of the Registration Statement to reflect the Staff’s comment on changes in revenue and sales volumes related to new indirect channel partners and direct channel partners.

11.	We further note from your revised disclosures in Note L that in fiscal 2004 compared to fiscal 2005, the Virtualization platform products and the Virtual infrastructure automation and management products contributed somewhat equally to the increase in product revenues, however, in fiscal 2005 compared to fiscal 2006, the Company’s Virtual infrastructure automation and management products had a more significant impact on the Company’s overall growth in product revenues. Tell us what consideration you have given to including a discussion in MD&A of the change in the Company’s overall product mix and the impact on such products on the Company’s revenues.

Company Response:

The Company has revised its disclosure on page 48 of the Registration Statement to reflect the Staff’s comment and include a discussion in MD&A of the change in the Company’s overall product mix and the impact of such products on the Company’s revenues.

Accounting for Stock Options, page 57

12.

We note your disclosures in Note M regarding the options granted and restricted stock units issued in June and July 2007. With regards to such issuances, tell us whether you obtained a contemporaneous or retrospective valuation and whether it was performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid “Valuation of

Barbara C. Jacobs

United States Securities and Exchange Commission

July 24, 2007

Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”). In addition, please revise to disclose the following information related to issuances of equity instruments:

•

Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock for these option grants. In addition, discuss consideration given to alternative factors, methodologies and assumptions.

•

Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

•	Continue to update your disclosures to include the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Company Response:

The Company advises the Staff that it obtained a contemporaneous valuation (level A under the AICPA hierarchy), each time an equity grant was made, which was performed by an unrelated nationally-recognized valuation specialist as defined by the AICPA Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”. The valuation specialist determined the range of the fair value of the common stock to be between $21.95 to $24.33 per common share. All stock options were issued at $23.00 per share which is also the value established for grants of restricted stock.

In addition to the work performed by the valuation specialist, the Company advises the Staff that it believes that its arms-length agreement to sell 9.5 million shares of its Class A common stock to Intel Capital at $23.00 per share, subject to adjustment if the price of the offering is below $23.00 per share, further substantiates a fair value of $23.00 for the Company’s Class A common stock at this time. The Company further believes that it was appropriate to issue the stock options at $23.00 per share even though the range as subsequently set forth in the Registration Statement is between $23.00 and $25.00 per share given the risk that the IPO may not be consummated, or may not be consummated within the contemplated range whereas the price range set forth in the Registration Statement assumes that the IPO will be consummated.

The Company has revised its disclosure on pages 60, 61, F-34 and F-35 of the Registration Statement to discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock for the options granted. The Company has also disclosed the consideration given to alternative valuation methodologies. The Company will update the disclosure in the Registration Statement, as necessary, to include all equity-related transactions through the effective date of the Registration Statement.

Barbara C. Jacobs

United States Securities and Exchange Commission

July 24, 2007

Management, page 77

Compensation Discussion and Analysis, page 82

Elements of our Executive Compensation Program, page 82

13.	Please refer to prior comment 15 from our letter dated June 29, 2007. Please revise to disclose the names of companies included in the survey data referenced on page 83, if such information is included therein.

Company Response:

The Company has revised its disclosure in the first paragraph of page 85 of the Registration Statement to provide a more detailed description of the survey data. Given the large number of companies in the survey, it is impractical to list all the companies included. The Company has listed those companies with whom it directly competes for talent.

14.	Please refer to prior comment 16 from our letter dated June 29, 2007. We note from your response that you do not believe that the specific performance goals of each executive under the MBO component of the cash bonus plan (and under the bookings compensation arrangement) are material to investors and involve sensitive confidential information that would likely have adverse consequences if disclosed. However, Item 402(b) requires the disclosure of such targets and we are unable to concur with your conclusions as to the immateriality of such disclosure or with your conclusions as to the competitive harm faced by the company from such disclosure, based upon your current analysis. We similarly believe that targets for 2007, under the Revenue and Profit Contribution Plan, the MBO and the bookings compensation arrangement, should also be disclosed absent a more thorough analysis of the competitive harm faced by such disclosure. See Instructions 2 and 4 to Item 402(b).

Company Response:

The Company has revised its disclosure in pages 87 and 88 of the Registration Statement to provide (i) the first and second half 2007 revenue and profit contribution targets under the 2007 Revenue and Profit Contribution Plan, (ii) a detailed description of the types of individual performance goals under the MBO bonus program and (iii) Mr. Eschenbach’s bookings targets under his bookings compensation arrangement for the first and second halves of 2006. The Company has also provided Mr. Eschenbach’s bookings target for the first half of 2007. No bookings target for the second half of 2007 has been set as of yet.

Barbara C. Jacobs

United States Securities and Exchange Commission

July 24, 2007

The Company has provided considerable detail with respect to the individual performance goals under the MBO bonus program to provide investors with greater insight into the types of goals that are assigned under the MBO. Providing additional detail with respect to the goals would cause competitive harm to the Company within the scope of Securities Act Rule 406 and Exchange Act Rule 24b-2 given the very specific and detailed nature of the MBO goals. For example, disclosure of the goals would provide insight to the Company’s competitors with respect to confidential matters relating to, among other things, (i) Company partnerships and strategic relationships, (ii) market opportunities being considered and explored, (iii) new product development plans and other strategic initiatives, (iv) potential new product development milestones, (v) litigation matters and (vi) acquisition strategy. The Company believes that disclosure of this information could provide competitors key indications of the Company’s growth prospects and product introduction timetables and allow competitors to adjust their efforts accordingly.

Financial Statements

Note A. The Company and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

15.	We have reviewed your response to prior comment 18 and while it is clear why you record a reserve for returns, it remains unclear why you record a reserve for stock rotation rights considering you do not recognize revenue until the products are sold through to the end-user. We reissue part of our previous comment to clarify why you record a reserve for stock rotation rights offered to your channel partners when revenue is recorded on a sell through basis and provide a sample of the entries made to record such reserves.

Company Response:

The Company allows certain channel partners to return products which were previously delivered to their customers. A portion of those returns relate to stock rotation rights granted to certain channel partners. The Company records a reserve for stock rotation rights at the point at which the channel partner sells the product to its customer. That is also the point at which the Company recognizes the related revenue. Total returns for 2006 were approximately $6.0 million, of which $0.2 million relates to stock rotation rights.

Barbara C. Jacobs

United States Securities and Exchange Commission

July 24, 2007

Changes to the reserve are recorded as follows:

Dr.	Revenue
Cr.		Accrued Liabilities
To record the reserve.

Dr.	Accrued Liabilities
Cr.		Accounts Receivable
To record the rotating of stock.

16.	We have reviewed your response to prior comment 23 and note that a significant portion of the long-term deferred revenue balance will be recognized in fiscal years 2009 and later. As a result, expand your discussion within Management’s Discussion and Analysis of Financial Condition and Results of Operations to allow readers to better understand the timing of recognition related to the long-term portion.

Company Response:

The Company has revised its disclosure on pages 53 and 57 of the Registration Statement to reflect the Staff’s comment on the timing of recognition related to the long-term portion of the deferred revenue balance.

17.	We note on page 73 that the payment terms related to your distribution agreement with Ingram Micro is different than the terms you have with other distributors. Clarify the payment terms provided to Ingram Micro including how these payment terms differ from the payment terms to your other distributors. Additionally, in your response tell us how you considered the guidance in paragraphs 27 through 30 of SOP 97-2 including the factors outlined in the AICPA Technical Practice Aid 5100.56 and .57.

Company Response:

The Company advises the Staff that it has previously submitted a request for confidential treatment with respect to the payment terms in its distribution agreement with Ingram Micro which payment terms are set forth in Section 6.3 and Amendment No. 2 of the unredacted version in the Staff’s possession. The vast majority of the Company’s other distributors have 30-day payment terms. The Company considered the guidance in paragraphs 27 through 30 of SOP 97-2, including the factors outlined in the AICPA Technical Practice Aid 5100.56 and .57, and concluded that the fees related to Ingram Micro sales are fixed or determinable.

Accounting for Stock-Based Compensation, page F-13

18.

We have reviewed your response to prior comment no. 25 and the revisions to your registration statement on pages 5, 43 and 44. We note that you estimated the impact of the exchange offer assuming an initial public offering price of $24 per share and assuming EMC’s two day stock weighted average trading price of $18 per share. We

Barbara C. Jacobs

United States Securities and Exchange Commission

July 24, 2007

also note on page 8 that you provide a range of assumptions and the impact on share impact as a result of a change in assumptions. Revise your disclosures on pages 43 and 44 to provide an estimated range of assumptions similar to your disclosure on page 8 and include the estimated impact that changes to the assumptions in the exchange offer would have on the financial statements.

Company Response:

The Company has revised its disclosure in on pages 45 and 46 of the Registration Statement to provide an estimated range of assumptions with respect to the exchange offer as to EMC’s weighted average stock price and the initial public offering price of the Company’s Class A common stock and has included the estimated impact that changes to those assumptions would have on the Company’s financial statements.

19.	We note your disclosures in Note M regarding the options granted and restricted stock units issued in June and July 2007. We further note that the Company determined the fair value of such awards to be approximately $260.5 million. Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a valuation from an unrelated specialist, tell us what level of assurance the specialist gave in the fair value assessment. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

Company Response:

The Company advises the Staff that it obtained a contemporaneous valuation (level A under the AICPA hierarchy), each time an equity grant was made, which was performed by an unrelated nationally-recognized valuation specialist as defined by the AICPA Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”. The valuation specialist calculated the fair value of the common equity utilizing both the income approach and the market approach. Due to the prospect of an imminent public offering, the valuation specialist did not apply a marketability discount in carrying out either approach. Further, the valuation specialist did not apply a minority interest discount in concluding on fair value.

The valuation specialist determined the range of the fair value of the common stock to be between $21.95 to $24.33 per common share. All stock options were issued at $23.00 per share. The Company believes that, in light of the above, it was appropriate to issue the stock options at $23.00 per share even though the range as subsequently set forth in the Registration Statement is between $23.00 and $25.00 per share given the risk that the IPO may not be consummated, or may not be consummated within the contemplated range whereas the price range set forth in the Registration Statement assumes that the IPO will be consummated.

Barbara C. Jacobs

United States Securities and Exchange Commission

July 24, 2007

In addition to the work performed by the valuation specialist, the Company believes that its arms-length agreement to sell 9.5 million shares of Class A common stock to Intel Capital at $23.00 per share, provides an additional data point as to the fair value of the common stock.

The Company has revised its disclosure on pages 60, 61, F-34 and F-35 of the Registration Statement to reflect the Staff’s comment.

Note L. Segment Information, page F-32

20.	We have reviewed your response to prior comment no. 28 and note in your revisions on page F-33 of your registration statement that you combined revenues earned from your Virtual Infrastructure Automation products and your Virtual Infrastructure Management products into one class of products. However, on page 69 and 70 we note that you treat these product groups as separate categories. Revise your segment presentation on page F-33 to present revenues earned from these product categories separately or tell us why you believe these products categories should be aggregated together.

Company Response:

To provide potential investors with consistency in how the Company’s product categories are presented, the Company has revised its product group categories on pages 71 and 72, reflecting Virtual Infrastructure Management and Virtual Infrastructure Automation products as a single category. The previous presentation on those pages was a conceptual illustration, intended to provide readers with additional detail on the types of functionality provided by the Company’s end-user products, but was not representative of how the Company views revenues across its product groups. Virtual Infrastructure Management products are typically bundled with the Virtual Infrastructure Automation products and together are considered by the Company to be one class of products, namely the class that extends and capitalizes on the benefits of the Company’s Virtualization Platform products. VMware Converter, as an example, is bundled with all sales of VMware VirtualCenter.

Schedule TO-I filed July 9, 2007

Offer to Exchange

Conditions to Completion of the Offer, page 54

21.	We refer you to your disclosure in the first and last paragraphs of this subsection. Please note that you may terminate the Offer if any of the described events occur prior to expiration, not “prior to the acceptance” of tendered EMC Options and EMC Restricted Stock. Please revise accordingly.

Barbara C. Jacobs

United States Securities and Exchange Commission

July 24, 2007

Company Response:

The Company has revised its disclosure in the first and last paragraphs of page 55 of the Prospectus – Offer to Exchange to note that the Company may terminate the Offer if any of the described events occur prior to expiration of the Offer, not “prior to the acceptance” of tendered EMC Options and EMC Restricted Stock.

22.	A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, amend the your conditions to avoid the term “threatened,” as it is unclear how a “threatened” event can be objectively determined.

Company Response:

The Company has revised the disclosure in the third and fourth bullet points on page 55 of the Prospectus – Offer to Exchange to remove the word “threatened” from the conditions to the completion of the Offer.

*        *        *        *

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (617) 573-4815.

Very truly yours,

/s/ Margaret A. Brown Margaret A. Brown

Enclosures

cc:	Rashmi Garde

Paul T. Dacier

David C. Lopez

[Skadden, Arps, Slate, Meagher & Flom, LLP]

July 24, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Barbara C. Jacobs, Assistant Director

RE:         VMware, Inc.

Dear Ms. Jacobs:

On behalf of our client, VMware, Inc. (the “Company”), we are supplementally providing the information set forth in this letter for the information of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in response to the Staff’s request made in the course of our telephone conversation on July 17, 2007, for an analysis of the applicability of the SEC policy position set forth in the Black Box, Inc. and Squadron, Ellenoff, Plesent and Lehrer no-action letters to the Company’s agreement to issue shares of its Class A Common Stock to Intel Capital Corporation (“Intel Capital”). As discussed below, we believe that the issuance of the shares of Class A Common Stock to Intel Capital is consistent with the positions set forth in the Black Box and Squadron Ellenoff no-action letters.

We note that in Black Box, the Staff took the position that integration with a registered public offering was not required in the case of a contemporaneous private placement of convertible debentures to certain qualified institutional buyers, which the Staff clarified in Squadron Ellenoff to mean persons who were qualified institutional investors for purposes of Rule 144A under the Securities Act and to no more than “two or three large accredited institutional investors.”

We believe that the Company could properly enter into the transaction with Intel Capital and may issue the Class A Common Stock to Intel Capital during the pendency of the Company’s proposed initial public offering as the offering is limited to one large institutional “accredited investor” as defined in Rule 501(a) under the Securities Act and would qualify as a valid private placement when viewed separately from the Company’s initial public offering.

United States Securities and Exchange Commission

Division of Corporation Finance

July 24, 2007

Although the SEC has not provided an exact definition of “large institutional accredited investor” in this context, we believe that Intel Capital should reasonably qualify based on its size, financial position, experience in making private investments and familiarity with technology markets. Intel Capital has represented to the Company in the Stock Purchase Agreement that it entered into with the Company (included as Exhibit 10.18 in the Company’s Registration Statement on Form S-1) that it is a large institutional accredited investor.

As was the situation in Black Box, we believe that if the offering of common stock to Intel Capital were viewed separately from the Company’s initial public offering, it would be a valid private placement. We understand from the Company that Intel Capital’s parent corporation, Intel Corporation, has had an ongoing strategic relationship with the Company for a number of years, and has engaged in joint development, marketing and industry initiatives with the Company. The decision by Intel Capital to purchase the shares was solely the result of private discussions with Company representatives. The possibility of an investment in the Company by Intel Capital arose in the context of these private discussions and was viewed as a means of expanding the Company’s existing business relationship with Intel Corporation. Discussions as to a possible investment by Intel Capital commenced prior to the public announcement as to the Company’s initial public offering, such that Intel Capital’s investment was not the result of any general solicitation caused by the announcement of the offering or the filing of the registration statement. Intel Capital has represented to the Company in the Stock Purchase Agreement that it has had an opportunity to discuss the business and affairs of the Company and its subsidiaries with Company representatives and that it has had such access to information about the Company that it has requested. Intel Capital has further acknowledged that it has knowledge and experience in financial and business matters such that it is capable of evaluating the risks of the investment and has the ability to bear the economic risks of holding the Company’s shares for an indefinite period. Intel Capital has further represented that the shares it acquires will be acquired for its own account, not as a nominee or agent, and not with a view to or in connection with the sale or distribution of any part thereof. Intel Capital has acknowledged that the securities will not be registered under the Securities Act of 1933, as amended (the “Act”), and has represented that it understands that the shares being purchased are restricted securities within the meaning of Rule 144 under the Act, will not be registered under the Act, must be held indefinitely unless they are subsequently registered or an exemption from such registration is available and when issued will bear a restrictive legend. Intel Capital has agreed not to transfer its shares for one year from the date of purchase.

Based on the foregoing, we believe that the issuance of shares of Class A Common Stock to Intel Capital satisfies the criteria delineated in Black Box and

United States Securities and Exchange Commission

Division of Corporation Finance

July 24, 2007

Squadron Ellenoff and should not be integrated with the Company’s proposed initial public offering.

Please let me know if you have any questions as to our analysis or if you would like to discuss this matter further.

Very truly yours,

/s/ Margaret A. Brown

Margaret A. Brown

cc: Rashmi Garde

      Paul T. Dacier

      David C. Lopez